Exhibit (a)(5)

INSIGHT COMMUNICATIONS COMPANY, INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On July 28, 2005, Insight Communications Company, Inc. (Insight), entered into an Agreement and Plan of Merger (referred to as the merger agreement) with Insight Acquisition Corp. (Acquisition), pursuant to which Acquisition will be merged with and into Insight (referred to as the merger), with Insight continuing as the surviving corporation (referred to as the Surviving Corporation).  Acquisition is a corporation formed by certain affiliates of The Carlyle Group (referred to collectively as Carlyle) to effect the merger.  Consummation of the merger is subject to stockholder approval (including the adoption and approval of the merger agreement by a majority of Insight’s unaffiliated public stockholders) and certain other conditions.  If the merger is consummated, outstanding shares of Insight common stock, other than shares rolled over by certain members of Insight’s senior management and other designated stockholders (referred to as the Continuing Investors) or shares held by dissenting stockholders who perfect appraisal rights under Delaware law, will be converted into the right to receive a cash payment equal to $11.75 per share, and Insight, as the Surviving Corporation, will be recapitalized with new classes of stock.  The merger is not expected to result in a change in the operational aspects of Insight’s business.

Certain of the Continuing Investors own all 8,489,454 outstanding shares of Insight’s Class B common stock, and in accordance with the Exchange Agreement, dated July 28, 2005 (referred to as the exchange agreement), all such shares of Class B common stock will be converted into shares of Insight Class A common stock on a one-for-one basis pursuant to Insight’s certificate of incorporation.

Immediately prior to the merger, the Continuing Investors will either (i) directly exchange all or a portion of their shares of Insight common stock for equity interests in Acquisition, which interests will then, in the merger, be converted into Series C Non-Voting Preferred Stock of the Surviving Corporation, or (ii) indirectly exchange all or a portion of their shares of Insight common stock for equity interests in a limited liability company formed solely for the purposes of effecting the exchange agreement transactions (referred to as Holdco), and Holdco will then, in the merger, receive Series C Non-Voting Preferred Stock of the Surviving Corporation and hold such shares of Series C Non-Voting Preferred Stock for the benefit of its members.

The following unaudited pro forma combined financial information has been derived from the historical financial statements of Insight and the financial information available for Acquisition since its inception on March 7, 2005.  The unaudited pro forma combined balance sheet has been presented as of September 30, 2005 as if the merger and related transactions, including the creation of Acquisition, had been consummated on that date.  The unaudited pro forma combined statement of operations for the nine months ended September 30, 2005 has been presented as if the merger and related transactions had been consummated on January 1, 2005.  The unaudited pro forma combined statement of operations for the year ended December 31, 2004 has been presented as if the merger and related transactions had been consummated on January 1, 2004.

For purposes of preparing this unaudited pro forma combined financial information, Insight has used the following assumptions:

•         the exchange of 8,672,918 shares of Insight Class A common stock by the persons identified on Exhibit A to the exchange agreement, after giving effect to the conversion of all outstanding Insight Class B common stock and assuming such Continuing Investors roll over the minimum number of shares under the exchange agreement;

•         the cancellation of 51,600,127 shares of Insight Class A common stock to be converted in the merger into the right to receive the merger consideration of $11.75 per share in cash for aggregate merger consideration of approximately $606.3 million, which amount will be contributed to Acquisition by Carlyle and PH Investments, LLC, an entity affiliated with Amos B. Hostetter, Jr.

•         the cancellation of outstanding stock options in exchange for the payment for options with an exercise price less than $11.75 of the difference between $11.75 and the exercise price for aggregate consideration of approximately $9.7 million; and

•         estimated fees and expenses of the merger and related transactions of approximately $55.5 million.

Insight has accounted for the merger as a recapitalization.  The pro forma adjustments are based upon the assumptions and adjustments, which management believes to be reasonable, as described in the accompanying notes to the unaudited pro forma combined financial information presented on the following pages.

The unaudited pro forma combined financial information is for informational purposes only and is not necessarily indicative of the financial position or operating results that would have occurred had the merger and related transactions  been consummated on the date, or at the beginning of the period, for which such transactions have been given effect.  In addition, the unaudited pro forma combined financial information is not necessarily indicative of the results of future operations.  The unaudited pro forma combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements of Insight and Insight Midwest L.P. corresponding to the periods presented as included in Insight’s and Insight Midwest’s Annual Report on Form 10-K for the year ended December 31, 2004 and Insight’s and Insight Midwest’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

INSIGHT COMMUNICATIONS COMPANY, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

September 30, 2005

	Insight September 30, 2005	Acquisition Corp. September 30, 2005 (A)	Exchange Agreement Pro Forma Adjustments		Merger Transaction Pro Forma Adjustments		Insight (Surviving Corp.) Pro Forma September 30, 2005
	(dollars in thousands)
Assets
Cash and cash equivalents	$117,782		$8	(1)	$-		$58,370
			606,305	(2)
					(566,305	)(6)
					(40,000	)(6)
					(49,725	)(7)
					(9,700	)(8)
			5	(B)
Investments	5,736						5,736
Trade accounts receivable, net	22,629						22,629
Launch funds receivable	517						517
Prepaid expenses and other current assets	19,532				(5,775	)(7)	13,757
Investment in Insight Class A Common Stock	-		87	(4)	(87	)(5)	-
Total current assets	166,196	-	606,405		(671,592)		101,009

Fixed assets, net	1,117,526						1,117,526
Goodwill	72,430						72,430
Franchise costs	2,361,959						2,361,959
Deferred financing costs, net	25,606						25,606
Other non-current assets	2,053						2,053
Total assets	$3,745,770	$0	$606,405		$(671,592)		$3,680,583

See accompanying notes

INSIGHT COMMUNICATIONS COMPANY, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

September 30, 2005
(continued)

	Insight September 30, 2005	Acquisition Corp. September 30, 2005 (A)	Exchange Agreement Pro Forma Adjustments		Merger Transaction Pro Forma Adjustments		Insight (Surviving Corp.) Pro Forma September 30, 2005
	(dollars in thousands)
Liabilities and stockholders’ equity
Accounts payable	$22,645						$22,645
Accrued expenses and other current liabilities	37,224						37,224
Accrued property taxes	12,830						12,830
Accrued programming costs	53,478						53,478
Deferred revenue	5,744						5,744
Interest payable	48,131						48,131
Debt — current portion	83,500						83,500
Total current liabilities	263,552	-	-		-		263,552

Deferred revenue	1,835						1,835
Debt	2,687,935						2,687,935
Other non-current liabilities	2,008						2,008
Minority interest	251,592						251,592
Stockholders’ equity
Insight Historical:
Common Stock - Class A	517		$85	(3)	$(87	)(5)	-
					(515	)(6)
Common Stock - Class B	85		(85	)(3)			-
Insight Preferred Stock	-		8	(1)	(8	)(9)	-
Deferred compensation	(13,893)				13,893	(16)	-
Additional paid-in-capital	828,409				(605,790	)(6)	-
					(223,860	)(14)
					1,241	(16)
Accumulated deficit	(276,715)				(15,134	)(16)	-
					(55,500	)(7)
					(9,700	)(8)
					357,049	(14)
Accumulated other comprehensive income	445				(445	)(14)	-

See accompanying notes

INSIGHT COMMUNICATIONS COMPANY, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

September 30, 2005
(continued)

	Insight September 30, 2005	Acquisition Corp. September 30, 2005 (A)	Exchange Agreement Pro Forma Adjustments		Merger Transaction Pro Forma Adjustments		Insight (Surviving Corp.) Pro Forma September 30, 2005
	(dollars in thousands)
Acquisition Historical:
Subscription receivable — Class B Preferred Stock	-	$(5)	$5	(B)			-
Class B Preferred Stock	-	5			$(5)	(10)	-
Class C Preferred Stock	-		87	(4)	(87	)(11)	-
			40,000	(2)	(40,000	)(18)
Class D Preferred Stock	-		566,305	(2)	(566,305	)(12)	-

Insight Surviving Corporation
Series A Voting Preferred	-				8	(9)	$8
Series B Voting Preferred	-				5	(10)	5
Series C Non — Voting Preferred	-				87	(11)	121
					34	(18)
Series D Non — Voting Preferred	-				566,305	(12)	566,305
Series E Non — Voting Common Stock	-				38	(13)	38
Series F Non — Voting Common Stock	-				-	(15)	-
Series G Voting Common Stock	-				-	(17)	-
Deferred compensation	-				(38	)(13)	(38)
Additional paid-in-capital	-				223,860	(14)	263,826
					39,966	(18)
Accumulated deficit	-				(357,049	)(14)	(357,049)
Accumulated other comprehensive income	-				445	(14)	445
Total stockholders’ equity	$538,848	0	606,405		(671,592)		473,661

Total liabilities and stockholders’ equity	$3,745,770	$0	$606,405		$(671,592)		$3,680,583

See accompanying notes

INSIGHT COMMUNICATIONS COMPANY, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of September 30, 2005

Formation of Insight Acquisition Corp.

(A)                              Reflects Carlyle’s capitalization (via a subscription receivable) of Acquisition in exchange for shares of Acquisition Class B Preferred Stock.

(B)                                To record the cash contribution from Carlyle for the capitalization of Acquisition.

Exchange Agreement Transactions

The following pro forma adjustments reflect the transactions contemplated in the exchange agreement.

(1)                                  To record the purchase and issuance of 848,945 shares of new Insight preferred stock to Sidney Knafel, the Knafel children trusts and Michael Willner for a purchase price of $0.01 per share.

(2)                                  To record the cash contribution of approximately $566.3 million from Carlyle and their ownership rights to Acquisition Class D Preferred Stock and $40.0 million from PH Investments, LLC and its ownership rights to Acquisition Class C Preferred Stock. These cash contributions assume 51,600,127 shares of Insight Class A common stock are canceled and converted into the right to receive the merger consideration of $11.75 per share. (see note 6 below)

(3)                                  To record the conversion of all 8,489,454 outstanding shares of Insight Class B common stock to Insight Class A common stock on a one-for-one basis.

(4)                                  To record the exchange of 8,672,918 shares of Insight Class A common stock by the persons identified on Exhibit A to the exchange agreement for Acquisition Class C Preferred Stock.  The number of shares exchanged assumes each person identified on Exhibit A to the exchange agreement rolls over the minimum number of shares under the exchange agreement.

Merger Agreement Transactions

The following pro forma adjustments reflect the transactions contemplated in the merger agreement.

(5)                                  To cancel the shares of Insight Class A common stock held by Acquisition following the exchange agreement transactions described above. (see note 4 above)

(6)                                  To record the cancellation and payment in respect of 51,600,127 shares of Class A common stock not rolled over by the persons identified on Exhibit A to the exchange agreement.

(7)                                  To record the estimated cash to be paid for expenses of the transaction and to expense a prepaid asset included in Insight’s balance sheet for previously paid transaction related costs.  These costs include a sponsor fee to be paid to Carlyle, legal, financial advisor and accounting fees, printing and mailing costs and other miscellaneous expenses.

(8)                                  To record cash to be paid to the holders of outstanding stock options of Insight with an exercise price of less than $11.75 per share.

(9)                                  To record the conversion of the new Insight preferred stock issued pursuant to the exchange agreement (see note 1 above) to Series A Voting Preferred Stock of the Surviving Corporation.

(10)                            To record the conversion of Acquisition Class B Preferred Stock to Series B Voting Preferred Stock of the Surviving Corporation. (see note A above)

(11)                            To record the conversion of Acquisition Class C Preferred Stock to Series C Non-Voting Preferred Stock of the Surviving Corporation. (see note 4 above)

(12)                            To record the conversion of Acquisition Class D Preferred Stock to Series D Non-Voting Preferred Stock of the Surviving Corporation. (see note 2 above)

(13)                            To record the issuance of approximately 3.8 million shares of Series E Non-Voting Common Stock of the Surviving Corporation following consummation of the merger.  We intend to perform a valuation of the Series E Non-Voting Common Stock and the Series F Non-Voting Common Stock following the transaction for tax and other purposes.

(14)                            To reclassify the remaining equity accounts of Insight into additional paid-in-capital, accumulated deficit and accumulated other comprehensive income of the Surviving Corporation.

(15)                            To reserve for the issuance of Series F Non-Voting Common Stock of the Surviving Corporation following consummation of the merger.  These shares will be issued to Sidney Knafel, Michael Willner and employees after the closing of the merger and generally will vest over a period of five years.

(16)                            To record the acceleration of compensation expense as a result of the accelerated vesting of certain Insight Class A common stock issued in connection with Insight’s loan program exchange offer completed in May 2005, which we refer to as Loan Program Exchange Shares, and other restricted stock grants issued prior to the merger.

(17)                            To reserve for the issuance of Series G Voting Common Stock to be issued to the Surviving Corporation’s stockholders to facilitate any future initial public offering of the Surviving Corporation’s stock or a sale, merger, reclassification or similar transaction occurring after the closing of the merger.

(18)                            To record the conversion of Acquisition Class C Preferred Stock to Series C Non-Voting Preferred Stock of the Surviving Corporation for the cash contribution by PH Investments, LLC. (see note 2 above)

INSIGHT COMMUNICATIONS COMPANY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2005

	Historical Nine Months Ended September 30, 2005	Pro Forma Adjustments		Pro Forma Nine Months Ended September 30, 2005
	(dollars in thousands)
Revenue	$827,624			$827,624
Operating costs and expenses:
Programming and other operating costs	287,005			287,005
Selling, general and administrative (1) (2)	194,621	$9,700	(3)	221,705
		15,134	(4)
		2,250	(5)
Depreciation and amortization	190,599			190,599
Total operating costs and expenses	672,225	27,084		699,309

Operating income (loss)	155,399	(27,084)		128,315

Other income (expense):
Interest expense	(168,781)			(168,781)
Interest income	1,876			1,876
Other income (expense)	1,505	(55,500	)(6)	(53,995)
Total other expense, net	(165,400)	(55,500)		(220,900)
Loss before minority interest and income taxes	(10,001)	(82,584)		(92,585)
Minority interest expense	(6,069)			(6,069)
Loss before income taxes	(16,070)	(82,584)		(98,654)
Provision for income taxes	(375)			(375)
Net loss	$(16,445)	$(82,584)		$(99,029)

See accompanying notes

INSIGHT COMMUNICATIONS COMPANY, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2005

(1)                                  The parties to the principals’ agreement (referred to as the principals’ agreement), have agreed that employment agreements will be negotiated and entered into with Michael Willner, Dinni Jain and John Abbot.  As new employment agreements have not yet been executed, pro forma adjustments for the impact of these agreements have not been reflected in the pro forma financial statements.  If these agreements materially differ from the current compensation structure, additional costs may be incurred.

(2)                                  The merger agreement provides for the issuance of Series E Non-Voting Common Stock of the Surviving Corporation following the merger, and the principals’ agreement provides for the issuance of Series F Non-Voting Common Stock of the Surviving Corporation following the merger.  The Series E Non-Voting Common Stock will be issued to each employee of the Surviving Corporation who holds options to purchase Insight common stock immediately prior to the closing of the merger.  The Series F Non-Voting Common Stock will be issued to Sidney Knafel, Michael Willner and employees of the Surviving Corporation.  Both Series E and Series F shares will vest generally over a five year period.   Generally accepted accounting principles require that the fair value of stock awarded to employees be recorded as compensation expense over the vesting period.  As comprehensive analysis of the fair value of either the Series E or Series F shares has not yet been completed, pro forma adjustments for the related compensation expense have not been reflected in the pro forma financial statements.

(3)                                  To record cash to be paid to the holders of outstanding stock options of Insight with an exercise price of less than $11.75 per share.

(4)                                  To record the non-cash compensation expense as a result of the accelerated vesting of the Loan Program Exchange Shares, other restricted stock grants issued prior to the merger, and the difference between the merger consideration of $11.75 per share and the strike price of these other restricted stock grants.

(5)                                  To record nine months of the $1.5 million annual monitoring fee due to Carlyle following consummation of the merger, and to record nine months of a contemplated $1.5 million annual management bonus pool.  An annual incentive compensation bonus pool of $3.0 million per year will be established with $1.5 million guaranteed and the remaining $1.5 million will be subject to reduction if Insight fails to achieve certain levels of financial performance.  This additional $1.5 million has not been recorded in these pro forma financial statements as such amounts are not guaranteed, but if the agreed upon levels of performance are achieved could result in additional expense.

(6)                                  To record the estimated cash to be paid for expenses of the transaction and to expense a prepaid asset included in Insight’s balance sheet for previously paid transaction related costs.  These costs include a sponsor fee to be paid to Carlyle, legal, financial advisor and accounting fees, printing and mailing costs and other miscellaneous expenses.

INSIGHT COMMUNICATIONS COMPANY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

	Historical Year Ended December 31, 2004	Pro Forma Adjustments		Pro Forma Year Ended December 31, 2004
	(dollars in thousands)
Revenue	$1,002,456			$1,002,456
Operating costs and expenses:
Programming and other operating costs	343,769			343,769
Selling, general andadministrative (1) (2)	226,641	$9,700	(3)	254,475
		15,134	(4)
		3,000	(5)
Depreciation and amortization	243,561			243,561
Total operating costs and expenses	813,971	27,834		841,805

Operating income (loss)	188,485	(27,834)		160,651

Other income (expense):
Interest expense	(201,450)			(201,450)
Interest income	749			749
Other, net	(3,388)	(55,500	)(6)	(58,888)
Total other expense, net	(204,089)	(55,500)		(259,589)
Loss before minority interest and income taxes	(15,604)	(83,334)		(98,938)

Minority interest expense	(14,023)			(14,023)
Loss before income taxes and extraordinary item	(29,627)	(83,334)		(112,961)
Income tax benefit	201			201
Loss before extraordinaryitem	(29,426)	(83,334)		(112,760)
Extraordinary item, net of tax	15,627			15,627
Net loss	$(13,799)	$(83,334)		$(97,133)

See accompanying notes

INSIGHT COMMUNICATIONS COMPANY, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

(1)                                  The parties to the principals’ agreement have agreed that employment agreements will be negotiated and entered into with Michael Willner, Dinni Jain and John Abbot. As new employment agreements have not yet been executed, pro forma adjustments for the impact of these agreements have not been reflected in the pro forma financial statements. If these agreements materially differ from the current compensation structure, additional costs may be incurred.

(2)                                  The merger agreement provides for the issuance of Series E Non-Voting Common Stock of the Surviving Corporation following the merger, and the principals’ agreement provides for the issuance of Series F Non-Voting Common Stock of the Surviving Corporation following the merger.  The Series E Non-Voting Common Stock will be issued to each employee of the Surviving Corporation who holds options to purchase Insight common stock immediately prior to the closing of the merger.  The Series F Non-Voting Common Stock will be issued to Sidney Knafel, Michael Willner and employees of the Surviving Corporation.  Both Series E and Series F shares will vest generally over a five year period.   Generally accepted accounting principles require that the fair value of stock awarded to employees be recorded as compensation expense over the vesting period.  As comprehensive analysis of the fair value of either the Series E or Series F shares has not yet been completed, pro forma adjustments for the related compensation expense have not been reflected in the pro forma financial statements.

(3)                                  To record cash to be paid to the holders of outstanding stock options of Insight with an exercise price of less than $11.75 per share.

(4)                                  To record the non-cash compensation expense as a result of the accelerated vesting of the Loan Program Exchange Shares, other restricted stock grants issued prior to the merger, and the difference between the merger consideration of $11.75 per share and the strike price of these other restricted stock grants.

(5)                                  To record the $1.5 million annual monitoring fee amount due to Carlyle following consummation of the merger, and to record a contemplated $1.5 million annual management bonus pool.  An annual incentive compensation bonus pool of $3.0 million per year will be established with $1.5 million guaranteed and the remaining $1.5 million will be subject to reduction if Insight fails to achieve certain levels of financial performance.  This additional $1.5 million has not been recorded in these pro forma financial statements as such amounts are not guaranteed, but if the agreed upon levels of performance are achieved could result in additional expense.

(6)                                  To record the estimated cash to be paid for expenses of the transaction and to expense a prepaid asset included in Insight’s balance sheet for previously paid transaction related costs.  These costs include a sponsor fee to be paid to Carlyle, legal, financial advisor and accounting fees, printing and mailing costs and other miscellaneous expenses.